UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
November 3, 2016
Commission File Number 001-33434
CREDIT SUISSE AG
(Translation of registrant’s name into English)
Paradeplatz 8, CH 8001 Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
   Form 20-F      Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Explanatory note
This report filed on Form 6-K contains certain information about Credit Suisse AG (Bank) relating to its results as of and for the three and nine months ended September 30, 2016. On November 3, 2016, the Credit Suisse Financial Report 3Q16 was published. A copy of the Financial Report is attached as an exhibit to this report on Form 6-K. This report on Form 6-K (including the exhibit hereto) is hereby (i) incorporated by reference into the Registration Statement on Form F-3 (file no. 333-202913) and (ii) shall be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended, except, in the case of both (i) and (ii), the sections of the attached Financial Report entitled “Message from the Chairman and the Chief Executive Officer”, “Investor information” and “Financial calendar and contacts”.
Credit Suisse AG is a Swiss bank and joint stock corporation established under Swiss law, and is a wholly-owned subsidiary of the Group. The Bank’s registered head office is in Zurich, and it has additional executive offices and principal branches in London, New York, Hong Kong, Singapore and Tokyo.
References herein to “CHF” are to Swiss francs.

Key information
Selected financial data
Condensed consolidated statements of operations
in	3Q16	3Q15	% change	9M16	9M15	% change
Condensed consolidated statements of operations (CHF million)
Interest and dividend income	4,111	4,303	(4)	13,225	14,449	(8)
Interest expense	(2,274)	(2,353)	(3)	(7,567)	(7,680)	(1)
Net interest income	1,837	1,950	(6)	5,658	6,769	(16)
Commissions and fees	2,604	2,839	(8)	7,936	8,971	(12)
Trading revenues	359	744	(52)	50	2,642	(98)
Other revenues	580	220	164	1,065	716	49
Net revenues	5,380	5,753	(6)	14,709	19,098	(23)
Provision for credit losses	41	97	(58)	148	155	(5)
Compensation and benefits	2,686	2,526	6	7,939	8,391	(5)
General and administrative expenses	1,982	2,111	(6)	5,603	5,811	(4)
Commission expenses	319	415	(23)	1,052	1,208	(13)
Restructuring expenses	137	–	–	455	–	–
Total other operating expenses	2,438	2,526	(3)	7,110	7,019	1
Total operating expenses	5,124	5,052	1	15,049	15,410	(2)
Income/(loss) before taxes	215	604	(64)	(488)	3,533	–
Income tax expense/(benefit)	203	46	341	(90)	1,058	–
Net income/(loss)	12	558	(98)	(398)	2,475	–
Net income/(loss) attributable to noncontrolling interests	(5)	(17)	(71)	(3)	(18)	(83)
Net income/(loss) attributable to shareholders	17	575	(97)	(395)	2,493	–

Condensed consolidated balance sheets
end of	3Q16	4Q15	% change
Assets (CHF million)
Cash and due from banks	102,911	90,521	14
Interest-bearing deposits with banks	3,552	4,953	(28)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	115,136	123,436	(7)
Securities received as collateral	27,707	28,511	(3)
Trading assets	184,005	191,096	(4)
Investment securities	2,025	2,698	(25)
Other investments	5,735	6,787	(16)
Net loans	257,624	254,915	1
Premises and equipment	4,443	4,439	0
Goodwill	3,855	3,929	(2)
Other intangible assets	192	196	(2)
Brokerage receivables	39,390	34,540	14
Other assets	42,583	57,910	(26)
Total assets	789,158	803,931	(2)
Liabilities and equity (CHF million)
Due to banks	22,295	21,460	4
Customer deposits	333,692	331,700	1
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	32,261	46,598	(31)
Obligation to return securities received as collateral	27,707	28,511	(3)
Trading liabilities	47,933	49,054	(2)
Short-term borrowings	11,600	8,657	34
Long-term debt	189,523	192,094	(1)
Brokerage payables	42,188	39,452	7
Other liabilities	37,675	41,715	(10)
Total liabilities	744,874	759,241	(2)
Total shareholder's equity	43,172	43,406	(1)
Noncontrolling interests	1,112	1,284	(13)
Total equity	44,284	44,690	(1)

Total liabilities and equity	789,158	803,931	(2)
BIS statistics (Basel III)
end of	3Q16	4Q15	% change
Eligible capital (CHF million)
Common equity tier 1 (CET1) capital	36,713	40,013	(8)
Tier 1 capital	47,444	50,570	(6)
Total eligible capital	54,543	60,242	(9)
Capital ratios (%)
CET1 ratio	13.8	13.9	–
Tier 1 ratio	17.8	17.6	–
Total capital ratio	20.5	21.0	–

Operating and financial review and prospects
Except where noted, the business of the Bank is substantially the same as the business of the Group, and substantially all of the Bank’s operations are conducted through the Swiss Universal Bank, International Wealth Management, Asia Pacific, Global Markets, Investment Banking & Capital Markets and the Strategic Resolution Unit segments. These segment results are included in Core Results, except for the Strategic Resolution Unit, which is part of the Credit Suisse Results. Certain other assets, liabilities and results of operations are managed as part of the activities of the six segments. However, since they are legally owned by the Group, they are not included in the Bank’s consolidated financial statements. These relate principally to the activities of Neue Aargauer Bank and BANK-now, which are managed as part of Swiss Universal Bank, financing vehicles of the Group and hedging activities relating to share-based compensation awards. Core Results also includes certain Corporate Center activities of the Group that are not applicable to the Bank.
These operations and activities vary from period to period and give rise to differences between the Bank’s consolidated assets, liabilities, revenues and expenses, including pensions and taxes, and those of the Group.
Differences between the Group and the Bank businesses
Entity	Principal business activity
Neue Aargauer Bank	Banking (in the Swiss canton of Aargau)
BANK-now	Private credit and car leasing (in Switzerland)
Financing vehicles of the Group	Special purpose vehicles for various funding activities of the Group, including for purposes of raising consolidated capital
Comparison of selected operations statement information
	Bank		Group
in	9M16	9M15	9M16	9M15
Statements of operations (CHF million)
Net revenues	14,709	19,098	15,142	19,587
Total operating expenses	15,049	15,410	15,028	15,377
Income/(loss) before taxes	(488)	3,533	(63)	4,019
Net income/(loss)	(398)	2,475	(90)	2,869
Net income/(loss) attributable to shareholders	(395)	2,493	(91)	2,884
of which from continuing operations	(395)	2,493	(91)	2,884
Comparison of selected operations statement information
	Bank		Group
in	3Q16	3Q15	3Q16	3Q15
Statements of operations (CHF million)
Net revenues	5,380	5,753	5,396	5,985
Total operating expenses	5,124	5,052	5,119	5,023
Income before taxes	215	604	222	852
Net income	12	558	37	769
Net income attributable to shareholders	17	575	41	779
of which from continuing operations	17	575	41	779

Comparison of selected balance sheet information
	Bank		Group
end of	3Q16	4Q15	3Q16	4Q15
Balance sheet statistics (CHF million)
Total assets	789,158	803,931	806,711	820,805
Total liabilities	744,874	759,241	761,954	775,787

Exhibits
No. Description
99.1 Credit Suisse Financial Report 3Q16

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE AG
(Registrant)

Date: November 3, 2016
By:
/s/ Tidjane Thiam
Tidjane Thiam
Chief Executive Officer
By:
/s/ David R. Mathers
David R. Mathers
Chief Financial Officer